Contact

www.linkedin.com/in/seanbrendan (LinkedIn)

Top Skills

Sports
Growth Strategies
Global

Certifications

Microsoft Certified: Azure Fundamentals
Premiere Pro for Self-Taught Editors
Professional Ski Instructors of America

Honors-Awards

Manager of Managers of the Year
Top 100 CMO in Ireland - 2018
Top 100 CMO in Ireland - 2021

Seán O'Connor

CRO @ SportsVisio
Greater Dublin

Summary

✆ US: 206.334.8610 | ✆ IE: 087 6818914 | ✉ seanbrendan@gmail.com | ⌨ www.sportsvisio.com | www.calendly.com/seanbrendan

An experienced leader with significant International experience who is obsessed with growth. Sean is fascinated by the future and is optimistic that the best is always yet to come. He is up for big challenges and actively seeks opportunities to lead complex initiatives where he can collaborate and compete with a team, leading through a focus on coaching and empowerment. A diverse functional background combined with deep experience in travel, sport, technology, beverage, and performance advertising industries has enabled him to see the full field and make connections that drive business growth.

He is an active advisor in multiple startup companies focused on ecommerce, hospitality and omni-channel retail.

Experience

SportsVisio, Inc.
Chief Revenue Officer (CRO)
March 2024 - Present (1 year 2 months)
Dublin, County Dublin, Ireland

Microsoft
17 years 2 months

Global Director - Marketing Strategy, Planning and Operations
February 2023 - March 2024 (1 year 2 months)
Dublin, County Dublin, Ireland

- Global Marketing Leader at Microsoft Advertising

- Responsible for developing, executing, and measuring strategic marketing plans across multiple channels and platforms

- Leading a diverse and talented team of marketers responsible for over 150 markets worldwide
- Driving growth and innovation for Microsoft Advertising products and services, including search, native, display, CTV and publisher ad tech
- Collaborating with internal and external partners to deliver value and impact for customers and stakeholders

International Director - Marketing (EMEA and APAC)
September 2021 - May 2023 (1 year 9 months)
Dublin, County Dublin, Ireland

Leading our marketing initiatives for Microsoft Advertising in both EMEA and APAC. I also sit on the global Marketing leadership team and contribute to our global strategic initiatives for Microsoft Advertising. I get the opportunity to evangelize our brand often, through keynotes and speaking engagements at both internal and external events.

Marketing Director - Microsoft Advertising EMEA
April 2019 - September 2021 (2 years 6 months)
Dublin, Ireland

Led EMEA Regional Marketing team for Microsoft Advertising. This role included accountability for awareness, engagement, events, content, and acquisition initiatives in the UK, Germany, France, Spain, Netherlands, Italy, Sweden, Israel, Ireland, Austria, Denmark, and Norway.

Regional Business Director, Advertising Business Team (Interim)
February 2018 - April 2019 (1 year 3 months)
Dublin, Leinster, Ireland

I led a diverse team of 30 individuals across a broad set of functions: Marketing, Insights, Marketplace, Data Science and Network Analytics. The team covered our EMEA marketplaces and was distributed across 7 offices.

Sales Director - Corporate Sales
September 2013 - February 2018 (4 years 6 months)
Dublin, Ireland

In this role, I led our Mid-Market Sales team for Europe for Microsoft's Search offering - Bing Ads. My team included performance media Account Managers in Dublin, and Account Executives in Copenhagen, London, Amsterdam, Munich, Milan, Madrid, Stockholm, Paris and Hamburg. I'm proud to have built a team that is diverse, that is customer obsessed, and that strives for that fine edge of being both competitive and collaborative. We solidified a sustainable hub in Dublin (moving into a shiny new building in 2017) while growing revenue by 10X and tripling the size of the team through implementing deliberate and strategic organization design decisions.

Sales Manager, Bing
March 2012 - September 2013 (1 year 7 months)
Seattle, WA

Manager on a team of Evangelists, Analysts, Onboarding Specialists and Optimization Specialists driving revenue focused initiatives for Bing.

Manager, Display Ad Sales (interim)
November 2011 - March 2012 (5 months)
Greater Seattle Area

Manager on a team of 8 Account Managers selling brand and direct response campaigns across MSN, Skype, Xbox and the Microsoft Media Network.

Business Strategy Manager, SMB Advertising
March 2010 - March 2012 (2 years 1 month)

Drove strategic initiatives for the SMB segment of Microsoft's search advertising business (Bing Ads).

Sr. Search Account Manager
August 2008 - March 2010 (1 year 8 months)

Developed strong expertise in retail and travel verticals working with a small set of Microsoft's top advertisers.

Search Media Analyst
February 2007 - August 2008 (1 year 7 months)

Deep account analysis and optimization for strategic customers.

Foray Coffee
Growth Consultant (Advisory)
March 2021 - January 2023 (1 year 11 months)
Wenatchee, Washington, United States

Tavosa Wines
Founder and Director
January 2010 - January 2013 (3 years 1 month)
Sonoma, CA

We produced and distributed Southern Rhone style wines from Sonoma, California. As a hands on project, I was involved in everything - from farming to production to product development to sales and distribution.

Waggener Edstrom

3 years 4 months

Account Executive - Startup Team
February 2005 - February 2007 (2 years 1 month)

Key member of startup/new business team. Delivered successful and innovative media relations campaigns for early stage companies including StubHub, Jobster, Nau and VoiceBox and participated in business development efforts for the Bellevue and San Francisco offices.

Analyst
November 2003 - February 2005 (1 year 4 months)
Bellevue, WA

Media analytics for Microsoft SQL Server, Exchange Server, and Developer.

Harrah's & Harveys Lake Tahoe
Blackjack Dealer
May 2003 - September 2003 (5 months)
South Lake Tahoe, California, United States

Club Med Crested Butte, Colorado
Ski Instructor GO
December 2002 - April 2003 (5 months)
Crested Butte, Colorado

PSIA Certified ski instructor.

Wyndham Hotels & Resorts
Sports Promotion Manager
June 2001 - December 2002 (1 year 7 months)
Spokane, Washington, United States

The Coeur d'Alene Golf and Spa Resort
Golf Caddie
April 1999 - September 2002 (3 years 6 months)
Coeur d'Alene, Idaho, United States

Education

Gonzaga University
BBA, Business Administration - Marketing · (1998 - 2002)

University College Dublin

Certificate in Management Excellence · (2014 - 2014)

Northwestern University – Kellogg School of Management

Kellogg on Marketing · (2012 - 2012)

Gonzaga Preparatory High School

High School · (1994 - 1998)